Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850-3322

October 31, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Stephen Krikorian and Morgan Youngwood

Re:	Response to Comments on Airbee Wireless, Inc.
Form 10-Q filed on May 20, 2008
Form 10-Q/A filed on March 10, 2008
Form 8-K/A filed on March 10, 2008
File No. 000-50918

Dear Messrs. Krikorian and Youngwood:

Airbee Wireless, Inc. (the “Company”), hereby submits responses to the comment letter issued by the staff of the Securities and Exchange Commission dated August 15, 2008. Staff’s comments from its letter are shown below in bold type followed immediately by our responses.

Form 10-Q filed on May 20, 2008

Condensed Consolidated Financial Statements

1.
Please provide us with a schedule that reconciles the changes in your stockholder’s deficit for each quarterly period beginning with December 31, 2007 through the most recent interim period. These changes should also be reconciled to the activities within your statements of cash flows.

Please see the Statement of Changes in Stockholder’s Deficit for the three months ended March 31, 2008 and for the six months ended June 30, 2008 attached as Exhibits 1 and 2, respectively.

Note 7. Goodwill and Intangible Assets, page 10

2.
Please tell us how you concluded that no impairment exists for your intangible assets as of March 31, 2008 and December 31, 2007. In this regard, explain how you determined that your estimates of future cash flows exceed the carrying value of your intangible assets. Indicate how your determination of fair value factored in your history of operating losses and cash flow deficits from operating activities. Tell us how your estimates of future operating and cash flow projections considered that you did not have any operating revenues during the three months ended March 31, 2008. Refer to the recognition and measurement provisions in paragraphs 7 to 21 of SFAS 144.

The intangible assets at issue in this comment consist of capitalized R&D costs with carrying values of $202,176 and $235,873 at March 31, 2008 and December 31, 2007, respectively, and intellectual property with a carrying value of $25,490 and $33,040 at March 31, 2008 and December 31, 2007, respectively. These intangible assets represent costs associated with the development of our ZigBee software. As stated in our financial statement footnotes, we are amortizing the capitalized R&D over three years beginning in the fourth quarter of 2006 and our intellectual property over five years starting in the second quarter of 2005. Under the amortization estimates currently in place, the capitalized R&D costs will be fully amortized in the third quarter of 2009 and the intellectual property will be fully amortized in the first quarter of 2009.

As noted in Staff’s Comment, Paragraph 7 of SFAS 144 provides that “[t]he carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.” Paragraph 8 of SFAS 144 requires testing of the long-lived asset for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. As noted in the comment, one of the examples of such events or changes in circumstances given in this paragraph is a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.

Paragraph 17 of SFAS 144 requires that an entity’s estimates of future cash flows used to test recoverability of a long-lived asset shall incorporate its own assumptions about its use of the asset and shall consider all available evidence. Our internal projections made in the fourth quarter 2007 showed sufficient cash flow from projected revenues from the sale of our software during 2008 and 2009 to conclude that the intangible asset costs were fully recoverable at December 31, 2007.

As is often the case in companies moving out of the development stage, it is difficult to predict with any accuracy the time period in which our software products will begin to achieve marketplace acceptance. During the period between December 31, 2007 and March 31, 2008 we continued to receive expressions of interest in our software from numerous chip manufacturers and OEMs around the world. Unfortunately, such expressions of interest were not translating into contracts, which required a revision to our projections. Our internal projections made during the first quarter 2008 showed decreased revenue and cash flows. Because the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset now exceeded the carrying amount of the asset, the asset became impaired and we will restate our Form 10-Q for the quarter ended March 31, 2008 accordingly.

Note 9. Debt

Convertible Debentures, page 14

3.
We note that you issued convertible debentures and warrants to Bartfam L.P. and Empire Financial Investors during the three months ended March 31, 2008. Please clarify how you are accounting for these convertible debentures and warrants. It appears as though you have recorded the warrants as a liability with an offset to deferred financing costs rather than as a discount on the convertible debentures. Indicate whether you considered recording the warrants as a discount to the convertible debt. Refer to paragraph 15 of APB 14. Explain how you determined that the warrants should be classified as a liability based on the guidance in EITF 00-19. In addition, tell us how you considered the guidance in Issue 1 of EITF 00-27 for calculating any beneficial conversion feature that should be based on effective conversion price after the proceeds have been allocated to the warrants.

We accounted for the convertible debentures and warrants separately by debiting cash and crediting debenture liability for the amount received and by debiting deferred financing costs and crediting warrants liability for the fair value of the warrants. Upon further review, it appears we bifurcated the convertible debentures and warrants at the gross amount instead of at the net amount in accordance with APB 14, thereby overstating assets and liabilities. However, the required changes represent immaterial decreases in operating loss for the two financial statement reporting periods at issue. The effect of these changes will be to decrease the loss by $24,153 for the three months ended March 31, 2008 and by $39,160 for the three months ended June 30, 2008. The cumulative effect for the six months ended June 30, 2008 will be to decrease the loss for the period by $63,323 to $1,054,137 from $1,117,460. The accumulated deficit at June 30, 2008 will be $18,213,294 instead of the $18,276,617 previously reported. These changes do not include the changes occasioned by the impairment of our intellectual property noted in our reply to Comment 2, above. In accordance with SFAS 154, we will amend our Form 10-Q for the periods ended March 31, 2008 and June 30, 2008 as soon as possible.

We determined that the warrants should be classified as a liability pursuant to EITP 00-19 because we still have outstanding convertible debentures with variable priced conversion features (Bartfam purchased $13,300 worth of the Montgomery Equity Partners 2005 convertible debenture on January 30, 2008 which is still outstanding and Golden Gate Investors Inc. still had a portion of its 2007 convertible debenture outstanding at March 31, 2008 and June 30, 2008. As a result, we are forced to conclude we would not have sufficient authorized shares available to fully effectuate a conversion, which has a cascading effect on our outstanding warrants as well.

Since warrants are detachable instruments, we first analyzed these warrants to see whether they met the definition of a derivative under SFAS 133 (paragraphs 6-9). They do not as their terms do not require or permit net settlement and therefore one of the three items required in paragraph 6 is missing. We therefore proceed to EITF 00-19 to determine whether the instrument should be accounted for as a liability or as equity. We believe that the continued existence of outstanding convertible debentures with variable priced conversion features requires the conclusion that share delivery is not within the control of the company which in turn requires that these warrants be accounted for as a liability.

Form 10-Q/A filed on March 10, 2008

Condensed Consolidated Financial Statements

Note 12. Restatement, page 31

4.
We note that your condensed consolidated financial statements have been restated for quarters ended September 30, 2007, June 30, 2007 and March 31, 2007 to recognize additional compensation expense and professional fees of $125,000, $155,000 and $51,667, respectively. Explain any other adjustments made to the condensed consolidated financial statements during the nine months ended September 30, 2007. In this regard, we are not able to reconcile the total amount of adjustments made during each respective period to the restated condensed consolidated financial statements for the nine months ended September 30, 2007.

In preparing Amendment 1 to the Form 10-Q for the three and nine months ended September 30, 2007, we reclassified several items between research & development, SG&A, depreciation & amortization, other income and interest expense. The amounts involved were immaterial and there was no change in the net loss applicable to common shares because of the reclassifications. It appears we did not include a reclassification footnote, which we will add along with the additional disclosures noted in our response to Comment 5 below.

5.
Tell us your consideration of providing all of the disclosures required by paragraph 26 of SFAS 154. In this respect, your disclosures do not disclose the effect of the restatement on earnings per share for each period presented. Explain why have not provided disclosures describing the cumulative impact of the error for the nine months ended September 30, 2007. In addition, please clarify why you have labeled the 2006 condensed consolidated statements of cash flows as restated.

The only earnings per share that changed as the result of the restatement occurred in the March 31, 2007 report, where the net loss per basic and diluted shares increased to $0.02 from $0.01. The earnings per share figures did not change due to the restatements for the other periods presented (June 30, 2007 and September 30, 2007). While we admit we did not include language describing the cumulative impact of the error in our disclosures, the reports for the periods ending June 30, 2007 and September 30, 2007 each disclose the restatement occurring in each quarterly period within the Restatement footnote. The Company proposes adding the following language to each disclosure:

For June 30, 2007 - The cumulative effect of these restatements resulted in an increase of $205,667 in the loss for the six months ended June 30, 2007 to a net loss of $2,970,917 for the six months then ended and an increase in the accumulated deficit to $14,363,558.

For September 30, 2007 - The cumulative effect of these restatements resulted in an increase of $331,667 in the loss for the nine months ended September 30, 2007 to a net loss of $4,372,043 for the nine months then ended and an increase in the accumulated deficit to $15,764,684.

The column in the 2006 condensed consolidated statements of cash flows in the Form 10-Q/A for the quarter ended September 30, 2007 was mislabeled. The data for the nine months ended September 30, 2006 on the statements of cash flows is not restated and there were no changes to the amounts in the statement or the supplemental disclosure of noncash activities.

Form 8-K/A filed on March 10, 2008

6.
We note your response to prior comment No. 2 of our letter dated March 13, 2008 that indicates you believe the consulting agreement implicitly states that Allen & Associates could not resign from the engagement before the expiration of the one year term and expect to retain all of the two million restricted shares issued. Tell us whether you considered treating the restricted shares as unissued for accounting purposes since these shares appear to [be] earned over the course of the consulting agreement. That is, the shares are not considered issued until consideration has been received (e.g., services have been provided). Refer to the guidance in EITF Topic D-90 and 96-18.

Regardless of our opinion of an implicit performance requirement, the fact remains, as stated in our June 6, 2008 response, “There is no performance requirement in the Agreement.” We also stated that “the Agreement is silent on whether full performance of the contract was required to retain all the shares . . . .” Within the four corners of the consulting agreement, we had the contractual obligation to issue fully vested, non-forfeitable shares to Allen & Associates upon execution of the consulting agreement. Our opinion that an implicit performance requirement existed would only be valid if established and enforced by a court construing the terms of the consulting agreement and there was no way of knowing if our position would prevail. Fortunately, we were not required to test our opinion in a court of law.

The guidance in EITF Topic D-90 indicates that where an issuer receives the right to receive future services in exchange for unvested, forfeitable equity instruments, “those equity instruments should be treated as unissued for accounting purposes until the future services are received (that is, the instruments are not considered issued until they vest).” The guidance is not applicable since Allen & Associates received non-forfeitable shares.

The Company believes the guidance in EITF 00-18, “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees” is applicable. The Task Force notes in Paragraph 2 that in order to achieve a measurement date under the guidance of EITF 96-18 and 00-8 it has become common practice for transactions to include fully vested, non-forfeitable equity instruments that are issued at the date the parties enter into a contract with no specific future performance required by the grantee to earn or retain the equity instruments. The result under FASB 123 is that the equity instruments are considered to be issued for accounting purposes and the grantor must recognize a credit in the equity section for that issuance based on the fair value measured under Issue 96-18. As noted in the Status section of 00-18, Statement 123(R), which replaced Statement 123, does not change any of the guidance in this Issue.

Issue 1 of EITF 00-18 focuses on how the grantor should account for the debit side of the required entry, the cost of the equity instruments. Paragraph 6 states,

The Task Force agreed that by eliminating any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. Further, the Task Force expressed a view that the grantor should recognize the equity instruments when they are issued (in most cases, when the agreement is entered into). The majority of the Task Force generally agreed that whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity) depends on the specific facts and circumstances.

Further, Paragraph 9 of 00-18 notes that at its July 19, 2001 meeting

The Task Force agreed to discontinue further consideration of Issue 1 regarding the period(s) and manner in which the grantor should recognize the measured cost of the transaction. However, the Task Force observed that any measured cost of the transaction should be recognized in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with, or using, the equity instruments. The SEC Observer noted that all facts and circumstances must be considered in determining the period(s) and manner in which the measured cost of the transaction should be recognized.

Based on the guidance of EITF 00-18, the Company believes it has properly accounted for this transaction by creating a contra-equity prepaid consulting account in the equity section of our balance sheet for the reasons articulated above and in our June 6, 2008 reply to the March 13, 2008 comment letter.

We note the staff’s closing comments and appreciate the cooperation and courtesies extended to us by the staff. If you require additional assistance, please let us know.

Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
Interim Chief Financial Officer